VIA EDGAR

October 21, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Scot Foley

Re:	Acceleration Request for Ra Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-213917)

Dear Mr. Foley:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on October 25, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 17, 2016, through the date hereof:

Preliminary Prospectus dated October 17, 2016:

1,572 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Connie Chiang
Name: Connie Chiang
Title: Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Mihir Mantri
Name: Mihir Mantri
Title: Managing Director

Acting on behalf of themselves and as the Representatives of the several Underwriters

[Signature Page to Acceleration Request Letter - Ra Pharmaceuticals, Inc.]